PRESS RELEASE

FOR IMMEDIATE RELEASE

BOND PURCHASE, L.L.C. ANNOUNCES INCREASED PER UNIT PRICE OF
$110 FOR TENDER OFFER FOR LIMITED PARTNER UNITS OF MCNEIL REAL
ESTATE FUND XX, L.P.

         Kansas City, MO (January 26, 2000). Bond Purchase, L.L.C. today announced that it has increased its cash tender offer price for any and all outstanding limited partner units of McNeil Real Estate Fund XX, L.P. (the "Partnership") from $100 per unit to $110 per unit.

         Bond Purchase commenced its tender offer on January 13, 2000. The offer will expire at 12 p.m. EDT on February 11, 2000, unless extended.

         Bond Purchase's offer provides the Partnership's limited partners a $10 per unit increase, representing a 10% increase over the original cash tender offer price and a 4.8% premium over the price to be paid pursuant to the merger proposed by the general partner of the Partnership, McNeil Partners, L.P. pursuant to an acquisition agreement entered into by McNeil Partners and WXI/McNeil Realty, L.L.C. (the "Whitehall Transaction"). McNeil Partners
recently announced an increase of the price to be paid in the Whitehall Transaction from $92 to $105 per unit in response to Bond Purchase's tender offer. McNeil Partners has scheduled a special meeting of limited partners of the Partnership to vote on the Whitehall Transaction for Wednesday, February 2, 2000.

         Bond Purchase said that the offer is conditioned upon, among other things, the tender to Bond Purchase of approximately 25% of the Partnership's limited partner units and the Whitehall Transaction not being approved.

         All limited partners who have previously tendered will automatically receive $110 per unit if the offer is consummated.

         Georgeson & Co. is serving as information agent for the offer.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Bond Purchase. The offer is made solely by Bond Purchase's Offer to Purchase dated January 13, 2000 and the related letter of transmittal.

Contact:          Bond Purchase, L.L.C.
                  1000 Main, Suite 2100
                  Kansas City, Missouri 64105
                  (816) 421-4670: phone
                  (816) 221-1829: fax



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